Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[Note] Earlyworks Co., Ltd. assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

September 8, 2023

To Shareholders:

5-7-11, Ueno, Taito-ku, Tokyo, Japan

Earlyworks Co., Ltd. (the “Company”)

　　　Satoshi Kobayashi

Chief Executive Officer

Notice of Convocation of the Extraordinary General Meeting of Shareholders

I would like to express my sincere gratitude for your support.

The Extraordinary General Meeting of Shareholders will be held as follows, and you are cordially invited to attend the meeting.

If you plan to attend the meeting, please submit the Voting Rights Exercise Form to the receptionist at the meeting. If you do not attend the meeting, you may exercise your voting rights in writing by submitting the Voting Rights Exercise Form in advance. Please indicate your approval or disapproval of the proposals on the enclosed Voting Rights Exercise Form and return it so that it reaches us by 6 p.m. on September 28, 2023 (JST).

1.	Date and time	11:00 a.m. September 29, 2023 (Friday) (JST)

2.	Venue	Conference Room, Head Office
3F MR Building, 5-7-11, Ueno, Taito-ku, Tokyo, Japan

3.	Resolutions

	Proposal 1	Election of Two (2) Independent Directors
	Proposal 2	Election of One (1) Company Auditor

Any amendments to the Reference Documents for the General Meeting of Shareholders will be posted on the Company’s website at https://e-arly.works/.

Information on the Exercise of Voting Rights

Shareholders may exercise their voting rights by either of the following methods.

After reviewing the Reference Documents for the General Meeting of Shareholders, please exercise your voting rights as follows.

1.	If you are attending the General Meeting of Shareholders, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting and exercise your voting rights at the meeting.

Date and Time:	11:00 a.m. September 29, 2023 (Friday) (JST)
(Registration begins at 10:30 a.m.)

Venue:	Conference Room, Head Office
3F MR Building, 5-7-11, Ueno, Taito-ku, Tokyo, Japan

2.	If you are exercising voting rights in writing (by mail), lease indicate your approval or disapproval of the proposals on the enclosed Voting Rights Exercise Form and return it by the exercise deadline.

Exercise deadline: 6:00 p.m. September 28, 2023 (Thursday) (JST)

To Earlyworks Co., Ltd.

Voting Rights Exercise Form

I hereby exercise my voting right as indicated below (circle “for” or “against”) on the agenda for your company’s extraordinary meeting of shareholders to be held on September 29, 2023. I will exercise my voting right in the same manner in the event that the meeting is adjourned or postponed.

Agenda

Resolution	(candidates)	For or Against the proposal※
Proposal 1	Mr. Massayoshi Gomita	for	against
	Ms. Nana Nakauchi	for	against
Proposal 2	Mr. Shinpei Ogose	for	against

Note: If there is no indication of “for” or “against” for an agenda item, please assume that “for” is indicated.

Shareholder’s address

Shareholder’s name

Shareholder’s number

Number of voting rights exercisable	rights

-------------------------- (Please do not cut out if you are attending) --------------------------

Number of shares held as of the record date for shareholding (September 6, 2023)	shares
Shareholder’s number

Date and time:	11:00 a.m. September 29, 2023 (Friday) (JST)

Venue:	Conference Room, Head Office,
3F MR Building, 5-7-11, Ueno, Taito-ku, Tokyo, Japan

Notice:

1.	If you are attending the General Meeting of Shareholders, please submit this form directly to the receptionist at the meeting without detaching it.
2.	If you are unable to attend the meeting, please indicate your approval or disapproval of the proposals, detach and return this form so that it reaches us by 6:00 p.m. on September 28, 2023 (JST).

Earlyworks Co., Ltd.

Reference Documents for the General Meeting of Shareholders

Agenda and reference items

Proposal 1: Election of Two (2) Independent Directors

The Company proposes the election of two (2) new Independent Directors effective as of October 1, 2023 to strengthen its management structure.

The candidates for Independent Directors are as follows.

1.	Masayoshi Gomita

Short CV

Name and date of birth	Brief personal history, positions, etc.	Number of the Company’s ordinary shares held (as of July 25, 2023)
Masayoshi Gomita November 2, 1980	November 2009 Started own business as a labor and social security attorney (current)	7,142 ordinary shares (in the form of ADSs)
August 2017 Representative Director (current) Japan White Spread Foundation
March 2020 Founder and advisor (current) Canvas Social Insurance and Labor Advisor Corporation
April 2020- Representative Director July 2022- Chairman of the board (current) Create Management Association
June 2021 Founder and Representative employee (current) Peer pressure LLC
September 2021 Part-time officer (current) Wavy Inc.
December 2022 Director (current) WeCapital Inc.

Reason for nomination as candidate for independent director

Mr. Gomita is nominated as a candidate for independent director because it is expected that he can utilize his extensive experience and wide-ranging insights in the management of the Company.

Significant concurrent positions

-Representative director, JWS Japan White Spread

-Chairman of the board, Create Management Association

-Representative employee, Peer pressure LLC

2.	Nana Nakauchi

Short CV

Name and date of birth	Brief personal history, positions, etc.	Number of the Company’s ordinary shares held (as of July 25, 2023)
Nana Nakauchi July 14, 1982	August 2006 – June 2009 Junior strategist Panasonic Holdings Corporation	635,900 ordinary shares
May 2021 Representative Director (current) BigSmall Corporation
August 2021 Representative Director (current) MedSearch Corporation
May 2023 Director (current) Plants Laboratory Corporation
July 2023 Director (current) GOTCHA Inc.

Reason for nomination as candidate for independent director

Ms. Nakauchi is nominated as a candidate for independent director because she has abundant experience and insights in supporting the overseas expansion of Japanese companies, and we would like her to provide valuable opinions to our Company.

Significant concurrent positions

-Representative director, BigSmall Inc.

-Representative director, MedSearch Inc.

Notes:

1.	There is no special interest between the candidates and the Company.
2.	Mr. Masayoshi Gomita and Ms. Nana Nakauchi are candidates for independent directors.
3.	The Company plans to enter into an agreement with Mr. Masanori Gomita and Ms. Nana Nakauchi, respectively, to limit their liability for damages due to negligence of their duties, pursuant to Article 427, Paragraph 1 of the Companies Act of Japan (Act No. 86 of 2005, as amended), or the Companies Act.

The maximum amount of liability for damages under such contracts is the minimum liability amount stipulated by law.

4.	Pursuant to Article 430-2, Paragraph 1 of the Companies Act, the Company plans to enter into an indemnification agreement with Mr. Masanori Gomita and Ms. Nana Nakauchi, respectively, whereby the Company will indemnify them to the extent provided by law for the expenses set forth in Paragraph 1 and losses set forth in Paragraph 2 of the same Article.
5.	The Company maintains a directors’ and company auditors’ liability insurance policy with an insurance company, which includes the Company’s directors and company auditors as the insured, as stipulated in Article 430-3, Paragraph 1 of the Companies Act. Under the policy, the insured is covered for damages and legal expenses incurred by the insured as a result of claims for damages arising out of acts (including omissions) committed by the insured in his/her capacity as a director or company auditor of the Company, and the Company bears all the premiums for the insured.

If the proposed appointments of Mr. Masanori Gomita and Ms. Nana Nakauchi are approved, they will be included as the insured under the relevant insurance policy.

Proposal 2: Election of One (1) Company Auditor

Due to the resignation of Company Auditor Shozo Kaneko, the Company proposes the election of one (1) Company Auditor effective as of October 1, 2023.

The Board of Company Auditors has given its consent to this proposal.

The candidate for Company Auditor is as follows.

1.	Shinpei Ogose

Short CV

Name and date of birth	Brief personal history, positions, etc.	Number of the Company’s ordinary shares held (as of July 25, 2023)
Shinpei Ogose October 23, 1991	February 2014 – July 2018 Senior accountant Ernst & Young ShinNihon LLC	0
	August 2018 – October 2021 Manager Dely Inc.
	November 2021 Opened Shinpei Ogose CPA office (current)
	July 2022 Founder and Representative Director (current) n Inc.
	July 2023 Founder and Representative Director (current) Tokyo Bay Advisory Inc.

Reason for nomination as candidate for Company Auditor

The Company proposes the election of Mr. Ogose as a Company Auditor because he is a certified public accountant and has considerable knowledge of finance and accounting, and he can conduct effective audits from an objective and independent standpoint.

Significant concurrent positions

-Shinpei Ogose CPA office

-Representative director, in Inc.

-Representative director, Tokyo Bay Advisory Inc.

Notes:

1.	There is no special interest between the candidate and the Company.
2.	Mr. Shinpei Ogose is a candidate for Company Auditor.
3.	The Company and Mr. Shinpei Ogose plan to enter into an agreement to limit liability for damages due to negligence of duties in accordance with Article 427, Paragraph 1 of the Companies Act.

The maximum amount of liability for damages under such contract is the minimum liability amount stipulated by law.

4.	Pursuant to Article 430-2, Paragraph 1 of the Companies Act, the Company and Mr. Shinpei Ogose will enter into an indemnification agreement under which the Company will indemnify Mr. Ikue to the extent provided by laws and regulations for the expenses set forth in Paragraph 1 and the losses set forth in Paragraph 2 of the same Article.
5.	The Company maintains a directors’ and company auditors’ liability insurance policy with an insurance company, which includes the Company’s directors and company auditors as the insured, as stipulated in Article 430-3, Paragraph 1 of the Companies Act.

The policy covers damages and legal expenses incurred by the insured as a result of claims for damages arising out of the insured’s acts (including omissions), and the Company bears all the premiums for the insured. If the appointment of Mr. Shinpei Ogose is approved, he will be included as an insured under the policy.